Mail Stop 4561

June 15, 2007

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

> **Re:** **BladeLogic, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 15, 2007**
> **File No. 333-141915**

Dear Mr. Ittycheria:

We have reviewed your Amendment No. 1 to Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your Amendment No. 1 to Form S-1 that was provided to us by counsel.

General

1.   In response to comment 1 in our letter dated May 8, 2007, you have advised us concerning the planned price range for your offering but have not yet incorporated this information into your registration statement. As previously noted, we will evaluate disclosure that is dependant upon the offering price when a filing with a price range has been made. We may have comments regarding the director compensation that has not yet been provided.

Prospectus Summary, page 1

2.   In your response letter and accompanying documentation, you provided support for your claims that BladeLogic is a "leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia" and "a leading supplier of data center automation and management software." The market studies you provided rely largely upon the author's assessment of the technical capabilities of the Operations Manager. The material relied upon seems to indicate that your market

presence is at least equaled by 6 of 7 named competitors. Please expand the prospectus references to your "leading" status to explain concisely the parameters evaluated in reaching your conclusion and provide the factual information upon which you conclude you are "leading" when evaluating those parameters.

Use of Proceeds, page 25

3.   With respect to comment 9 in our letter dated May 8, 2007, your prospectus continues to refer to management's plans to develop existing products further, introduce new products, expand research and development activities, and add domestic and international employees. It appears that you may have a current plan to fund these expanded activities using the offering proceeds. A generalized plan to apply proceeds of the offering for such purposes would warrant a more detailed breakdown of your plans to apply the proceeds. Tell us whether you have presented quantitative plans for the operation of the business after the offering to your investment bankers or to the board of directors. If so, this section should be revised to provide meaningful information about management's current plans to apply the proceeds in funding the planned business activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

4.   In response to comment 10 in our letter dated May 8, 2007, you stated that the cost of complying with Section 404 would be significant, and you revised the title of the corresponding risk factor to refer to "substantial" cost increases associated with Section 404. However, you advised us in your response that these costs would not have a "material" effect on your results of operations and liquidity. In your response letter, please explain how you concluded that the significant and substantial costs will be immaterial to your results of operations and your liquidity position. If these costs are not material, clarify why you are including the related paragraph in the risk factors section, which should be limited to material risks.

Key Financial Metrics and Trends, page 31

5.   Please revise your disclosure to quantify the changes in your sales professional headcount by geographic area as part of your revenue discussion throughout Management's Discussion and Analysis.

Application of Critical Accounting Policies and Use of Estimates, page 34

Stock-Based Compensation, page 36

6.   Please revise the table provided in response to comment 7 in our letter dated May 4, 2007 to provide a description or name of the option holder(s) and the reason for each grant as previously requested.

7.   Expand your disclosures to provide more details regarding the methods that your board of directors employed to determine the fair value of your common stock prior to January 1, 2006. In addition to the current disclosure regarding the general factors that were considered, your discussion should include more details regarding the valuation methods and the related assumptions that were used by the board.

8.   Please identify the third-party valuation specialist by name in this section and better integrate the two new paragraphs summarizing the third-party valuation methodology appearing on pages 38-39 with the introduction of the concept appearing on page 37. The intervening table makes it difficult to follow this discussion. Also, the two new paragraphs do not clearly distinguish which actions were taken by Orchard Partners and which actions were taken by the company and/or its board of directors. Please revise your disclosure accordingly.

9.   On a related matter, the consent of Orchard Partners filed as Exhibit 23.3 to the registration statement does not comply with Rule 436(a) of Regulation C, in that it does not expressly state that Orchard Partners consents to the quotation or summarization of its valuation report in the registration statement. Please refile the consent with the proper representation.

10.   Revise your disclosures to provide information sufficient for readers to understand the significant changes in the fair value of your common stock throughout the periods presented. For example, we note that the fair value increased from $2.25 to $3.80 during the 28-day period between January 30 and February 27, 2007. You should specifically address each material increase in value by describing any changes in valuation methods or assumptions and highlighting both internal and external events that influenced the changes. These disclosures should be specific to each change, and quantitative information should be provided to the extent practicable. In addition, the disclosures described in the second bullet of comment 6 in our letter dated May 4, 2007 should be included upon determining an offering range. We may have further comment upon reviewing these disclosures.

11.   Please tell us whether you used a marketability discount in determining the value of your common stock. If one was used, revise your disclosures to describe your

basis for each discount applied. If not, revise to indicate that and explain your rationale.

Results of Operations, page 41

Comparison of Six Months Ended March 31, 2006 and 2007, page 42

Services revenue, page 42

12.   Revise to quantify and analyze maintenance and professional services revenue separately. In this regard, we note that services such as implementation and training are project-oriented and generally associated with the initial sale of a software license, whereas maintenance services are recurring to a large extent and recognized over an extended period of time. Your disclosures should provide the relative amounts of each type of revenue and discuss the nature of each. In order to ensure a complete presentation, you should consider disclosing the historical percentage of your customers that renew maintenance and explain the effect of increases in your installed base on maintenance revenue in more detail.

Liquidity and Capital Resources, page 51

Accounts Receivable, Net, page 51

13.   Please revise to add a qualitative analysis of the changes in your DSO between balance sheet dates as previously requested in comment 11 in our letter dated May 4, 2007.

Business, page 56

14.   In response to comment 14 in our letter dated May 8, 2007, you revised your disclosure to more fully explain how "virtual servers" fit into your business strategy, but the disclosure still does not fully explain the nature of virtual server technology in a manner that will be readily understandable to someone who is not familiar with your company or industry. Given the projected growth you cite in the adoption of server virtualization technology, please clarify the nature of virtual server technology.

15.   Please clarify the disclosure in the second full paragraph on page 66 to indicate whether the 200 customers you refer to are active customers or merely represent the number of systems you have installed to date.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

16.   In your response to comment 13 in our letter dated May 4, 2007, you indicated that your "stand-alone" services include implementation, migration and training. Tell us when such services are sold to existing customers and clarify how you determine that these sales are considered "stand-alone" and not part of multiple-element arrangements. Refer to AICPA Technical Practice Aid 5100.39 in your response.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

        You may contact David W. Edgar at (202) 551-3459 or Mark A. Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                            Sincerely,

                                            Mark P. Shuman
                                            Branch Chief-Legal

cc: Via facsimile: 617-523-1231
        Michael S. Turner, Esq.
        Goodwin Procter LLP